UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 2)

AHPC HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001303106

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001303106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 152,665(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 152,665(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 152,665(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON PN
(1) Does not include all of the shares issuable upon exercise of the warrants owned by Mercator Momentum Fund III, L.P. (“Mercator Momentum III”), or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum III. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Mercator Momentum III, MPF and MAG each beneficially owns 9.99% with only 152,665 shares of common stock issuable upon exercise of the warrants included here. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of Mercator Momentum III, MPF and MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock owned by Mercator Momentum III are not currently convertible.

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CUSIP NO. 001303106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 152,665(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 152,665(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 152,665(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON CO
(1) Does not include all of the shares issuable upon exercise of the warrants owned by Monarch Pointe Fund, Ltd. (“MPF”), or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of MPF, Mercator Momentum III or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. MPF, Mercator Momentum III and MAG each beneficially owns 9.99% with only 152,665 shares of common stock issuable upon exercise of the warrants included here. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of MPF, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of MPF, Mercator Momentum III and MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series A Preferred Stock owned by MPF are not currently convertible.

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CUSIP NO. 001303106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 152,665(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 152,665(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 152,665(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA
(1) Does not include all of the shares issuable upon exercise of the warrants owned by either Momentum Fund III or MPF, or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by either Momentum Fund III or MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Mercator Momentum III, MPF and MAG each beneficially owns 9.99% with only 152,665 shares of common stock issuable upon exercise of the warrants included here. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of Mercator Momentum III, MPF and MAG beneficially owns 9.99% as of the date of this Schedule, none of the shares of Series A Preferred Stock owned by either Mercator Momentum III or MPF is currently convertible.

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CUSIP NO. 001303106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 152,665(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 152,665(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 152,665(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN
(1) Does not include all of the shares issuable upon exercise of the warrants owned by either Momentum Fund III or MPF, or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by either Momentum Fund III or MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Mercator Momentum III, MPF and MAG each beneficially owns 9.99% with only 152,665 shares of common stock issuable upon exercise of the warrants included here. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of Mercator Momentum III, MPF and MAG beneficially owns 9.99% as of the date of this Schedule, none of the shares of Series A Preferred Stock owned by either Mercator Momentum III or MPF is currently convertible.

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This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is AHPC Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 80 International Boulevard, Unit A, Glendale Heights, IL 60139.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund III, L.P. (“Momentum Fund III”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

Monarch Pointe Fund, Ltd. (“MPF”)

This statement relates to the securities directly owned by Momentum Fund III and MPF. MAG is the general partner of Momentum Fund III and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over Momentum Fund III and MPF, Firestone and MAG are deemed to beneficially own the securities of Momentum Fund III and MPF. Momentum Fund III, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of Momentum Fund III, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Momentum Fund III is a California limited partnership. MAG, its general partner, is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 001303106.

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Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☒	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

As of December 31, 2006, Momentum Fund III and MPF owned the following securities of the Issuer:

Momentum Fund III owned 10,314 shares of Series B Convertible Preferred Stock and warrants to purchase up to 670,410 shares of Common Stock.

MPF owned 19,686 shares of Series B Convertible Preferred Stock and warrants to purchase up to 1,279,590 shares of Common Stock.

Neither MAG nor David F. Firestone directly owned any securities of the Issuer.

Each share of Series B Convertible Preferred Stock is convertible into shares of Common Stock, by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is initially $1.60. The documentation governing the terms of the Series B Convertible Preferred Stock and the warrants contain provisions prohibiting any conversion of the Series B Convertible Stock or exercise of any warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2006, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 1,375,511 shares of Common Stock outstanding as of December 31, 2006, which is the number reported by the Issuer, according to its Registration Statement on Form S-1, filed on February 2, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007 MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 14, 2007 MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
Dated: February 14, 2007 M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 14, 2007 /s/ David F. Firestone David F. Firestone

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EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2007

MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
/s/ David F. Firestone David F. Firestone

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